Exhibit 99.1

Director’s Share Dealing

Hong Kong, Shanghai & Florham Park, NJ — Thursday, September 14, 2023: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM: HCM; SEHK:13) has received notifications that the spouse of Mr Graeme Jack, Independent Non-executive Director, sold a total of 3,000 American Depositary Shares of the Company (“ADSs”, each representing five Ordinary Shares of US$0.10 each of the Company) at a price of US$14.70 per ADS on September 12, 2023.

Following the above sale of 3,000 ADSs, the holding of Mr Jack is 17,339 ADSs Note, representing approximately 0.01% of the current issued share capital of the Company.

Note: 17,339 ADSs included (i) 9,128 ADSs currently held by Mr Jack and (ii) 8,211 ADSs as beneficiary of a trust under long term incentive plan.

The notifications set out below are provided in accordance with the requirements of the EU Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ms Debbie Sue Chung
2	Reason for the notification
a)	Position/status	Spouse of Mr Graeme Jack, Independent Non-executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	HUTCHMED (China) Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADS each representing five Ordinary Shares of US$0.10 each ADS ISIN: US44842L1035
b)	Nature of the transaction	Sale of 3,000 ADSs on September 12, 2023 at a price of US$14.70 per ADS.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		US$14.70	3,000 ADSs

d)	Aggregated information — Aggregated volume — Price	N/A
e)	Date of the transaction	2023-09-12
f)	Place of the transaction	Nasdaq Stock Market

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception, it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 306 4490
Media Enquiries
Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com
Nominated Advisor
Atholl Tweedie / Freddy Crossley / Daphne Zhang, Panmure Gordon	+44 (20) 7886 2500